                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                            FACTORY 2-U STORES, INC.
                                (Name of Issuer)

                           --------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                           --------------------------
                                    306889403
                                 (Cusip Number)
                           --------------------------
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------

                                 JANUARY 4, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                               Page 1 of 15 Pages
                              Exhibit Index at Page

-------------------                                           ------------------
CUSIP No. 306889403                   13D                     Page 2 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           THREE CITIES FUND II, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

                           OO - Partner Contributions
--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER

       NUMBER OF                                   0
         UNITS                   -----------------------------------------------
      BENEFICIALLY               8.    SHARED VOTING POWER
        OWNED BY
          EACH                             1,506,531
       REPORTING                 -----------------------------------------------
      PERSON WITH                9.    SOLE DISPOSITIVE POWER

                                                   0
                                 -----------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER

                                           1,506,531
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,044,844
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 306889403                   13D                     Page 3 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          THREE CITIES ASSOCIATES, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

                                 Not Applicable
--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER

       NUMBER OF                                   0
         UNITS                   -----------------------------------------------
      BENEFICIALLY               8.    SHARED VOTING POWER
        OWNED BY
          EACH                             1,506,531
       REPORTING                 -----------------------------------------------
      PERSON WITH                9.    SOLE DISPOSITIVE POWER

                                                   0
                                 -----------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER

                                           1,506,531
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,044,844
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 306889403                   13D                     Page 4 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           THREE CITIES RESEARCH, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

                                 Not Applicable
--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER

       NUMBER OF                           0
         UNITS                   -----------------------------------------------
      BENEFICIALLY               8.    SHARED VOTING POWER
        OWNED BY
          EACH                             4,044,844
       REPORTING                 -----------------------------------------------
      PERSON WITH                9.    SOLE DISPOSITIVE POWER

                                           0
                                 -----------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER

                                           4,044,844
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           4,044,844
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                      CO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 306889403                   13D                     Page 5 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          THREE CITIES OFFSHORE II C.V.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

                           OO - Partner Contributions
--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER

       NUMBER OF                           0
         UNITS                   -----------------------------------------------
      BENEFICIALLY               8.    SHARED VOTING POWER
        OWNED BY
          EACH                             2,538,313
       REPORTING                 -----------------------------------------------
      PERSON WITH                9.    SOLE DISPOSITIVE POWER

                                           0
                                 -----------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER

                                           2,538,313
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           4,044,844
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           33.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                           PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 306889403                   13D                     Page 6 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                     THREE CITIES OFFSHORE ASSOCIATES, N.V.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

                           Not Applicable
--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER

       NUMBER OF                           0
         UNITS                   -----------------------------------------------
      BENEFICIALLY               8.    SHARED VOTING POWER
        OWNED BY
          EACH                             2,538,313
       REPORTING                 -----------------------------------------------
      PERSON WITH                9.    SOLE DISPOSITIVE POWER

                                           0
                                 -----------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER

                                           2,538,313
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,044,844
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 306889403                   13D                     Page 7 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                    TCA, N.V.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

                                 Not Applicable
--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Netherland Antilles
--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER

       NUMBER OF                           0
         UNITS                   -----------------------------------------------
      BENEFICIALLY               8.    SHARED VOTING POWER
        OWNED BY
          EACH                             2,538,313
       REPORTING                 -----------------------------------------------
      PERSON WITH                9.    SOLE DISPOSITIVE POWER

                                           0
                                 -----------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER

                                           2,538,313
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,044,844
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                      CO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 306889403                   13D                     Page 8 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           THREE CITIES FUND II, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

                                 Not Applicable
--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.A.
--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER

       NUMBER OF                           0
         UNITS                   -----------------------------------------------
      BENEFICIALLY               8.    SHARED VOTING POWER
        OWNED BY
          EACH                             2,538,313
       REPORTING                 -----------------------------------------------
      PERSON WITH                9.    SOLE DISPOSITIVE POWER

                                           0
                                 -----------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER

                                           2,538,313
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,044,844
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    33.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                    IN
--------------------------------------------------------------------------------

CUSIP No. 306889403

                        AMENDMENT NO. 2 TO SCHEDULE 13Ds

     This Amendment No. 2 amends and supplements Schedule 13Ds, filed on January 22, 1997, and Amendments No. 1 to those Schedule 13Ds, filed on April 4, 1997 (together the "Schedule 13D") in the following respects only:

ITEM 1.  SECURITY AND ISSUER.

     Item 1 is amended by adding the following:

     On November 24, 1997, by reason of a merger of Company with a wholly owned subsidiary, the name of the Company was changed to "Factory 2-U Stores, Inc."

ITEM 2 .  IDENTITY AND BACKGROUND.

     Item 2 is amended and restated in its entirety to be as follows:

     (a)-(c) The persons (the "Reporting Persons") filing this statement are Three Cities Fund II L.P., a Delaware limited partnership ("Fund II"), TCR Associates, L.P., a Delaware limited partnership ("TCR Associates"), Three Cities Offshore II C.V., a Netherlands Antilles limited partnership ("Offshore II"), TCR Offshore Associates L.P., a Netherlands Antilles limited partnership ("TCR Offshore"), Three Cities Associates, N.V., a Netherlands Antilles corporation ("TCA, N.V."), J. William Uhrig ("Uhrig"), and Three Cities Research, Inc., a Delaware corporation ("Research"). Fund II and Offshore II are collectively referred to as the "Three Cities Funds."

     FUND II

     Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about TCR Associates, the sole general partner of Fund II, required by Instruction C to Schedule 13D is set forth below.

     TCR ASSOCIATES

     TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Research, the sole general partner of TCR Associates, required by Instruction C to Schedule 13D is set forth below.

     OFFSHORE II

     Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCR Offshore, the sole general partner of Offshore II, required by Instruction C to Schedule 13D is set forth below.

     TCR OFFSHORE

     TCR Offshore is a Netherlands Antilles limited partnership, the principal business of which is serving as the general partner of Offshore II. The principal business address of TCR Offshore, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCA N.V., the sole general partner of TCR Offshore, required by Instruction C to Schedule 13D is set forth below.

     TCA, N.V.

     TCA, N.V. is a Netherlands Antilles corporation, the principal business of which is serving as the general partner of TCR Offshore. The principal business address of TCA, N.V., which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Caracas, Netherlands Antilles. The information about J. William Uhrig, the sole officer, director and stockholder of TCA, N.V., required by Instruction C to Schedule 13D is set forth below.

     UHRIG

     J. William Uhrig is an individual who is the sole officer, director and stockholder of TCA, N.V. The name, residence or business address, and present principal occupation or employment of Mr. Uhrig is as follows:

                             Residence or                               Principal Occupation
Name                       Business Address                                 or Employment
----                       ----------------                                 -------------

J. William Uhrig           c/o Three Cities Research, Inc.      Secretary and a Managing Director of Three
                           650 Madison Avenue                   Cities Research, Inc.
                           New York, NY  10022

     RESEARCH

     Research is a Delaware corporation which serves as the sole general partner of TCR Associates. Research is also the advisor to the Three Cities Funds and, pursuant to a management agreement with the general partner of each of the Three Cities Funds, Research has voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Three Cities Funds on this
Schedule 13D. The principal business address of Research is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:


                             Residence or                                 Principal Occupation
Name                       Business Address                                   or Employment
----                       ----------------                                   -------------
Willem F.P. de Vogel       c/o Three Cities Research, Inc.        President and a Managing Director of Three
                           650 Madison Avenue                     Cities Research, Inc.
                           New York, NY  10022

J. William Uhrig           c/o Three Cities Research, Inc.        Secretary and a Managing Director of Three
                           650 Madison Avenue                     Cities Research, Inc.
                           New York, NY  10022

Thomas G. Weld             c/o Three Cities Research, Inc.        Treasurer and a Managing Director of Three
                           650 Madison Avenue                     Cities Research, Inc.
                           New York, NY  10022

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Willem F.P. de Vogel is a citizen of the Kingdom of the Netherlands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended by adding the following:

     Immediately before November 24, 1997, Offshore II owned 390,979 shares of Common Stock and 11,060 shares of Series B Junior Convertible, Exchangeable Preferred Stock ("Series B Preferred") and Fund II owned 231,198 shares of Common Stock and 6,666 shares of Series B Preferred. By reason of a merger of a wholly owned subsidiary into the Company, which became effective on November 24, 1998, Offshore II became the owner of 2,071,541 shares of Common Stock and Fund II became the owner of 1,224,963 shares of Common Stock. Immediately following the merger, there were a total of 11,275,381 shares of Common Stock outstanding. Therefore, the shares Offshore II owned constituted 18.37% of the outstanding Common Stock and the shares Fund II owned constituted 10.86% of the outstanding Common Stock. On December 15, 1998 and January 4, 1999, by exercising Rights issued by the Company (including an over subscription privilege included in those Rights), Offshore II acquired a total of 466,772 shares of Common Stock for $6,068,036 and Fund II acquired a total of 281,568 shares of Common Stock for $3,660,384. Because the Company issued a total of 800,000 shares upon exercise of Rights, following completion of the Rights offering, the Company had 12,075,381 shares outstanding, the shares owned by Offshore II constituted 21.02% of those shares, the shares owned by Fund II constituted 12.48% of those shares, and the shares owned by Offshore II and Fund II together constituted 33.50% of those shares.

     Offshore II and Fund II used contributions from their respective partners to fund the purchases of shares through exercise of Rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended and restated in its entirety as follows:

     (a)

     FUND II

     Fund II may, pursuant to Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to be the beneficial owner of 4,044,844 shares of Common Stock, which constitute approximately 33.5% of the 12,075,381 shares of Common Stock which are outstanding. The 4,044,844 shares include 1,506,531 shares (12.48% of the outstanding shares) directly owned by Fund II and 2,538,313 shares (21.02% of the outstanding shares) directly owned by Offshore II.

     TCR ASSOCIATES

     In its capacity as the sole general partner of Fund II, TCR Associates may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 4,044,844 shares of Common Stock, which constitute approximately 33.5% of the 12,075,381 shares of Common Stock which are outstanding.

     OFFSHORE II

     Offshore II may, pursuant to Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 4,044,844 shares of Common Stock, which constitute approximately 33.5% of the 12,075,381 shares of Common Stock which are outstanding. The 4,044,844 shares include 2,538,313 shares (21.02% of the outstanding shares) directly owned by Offshore II and 1,506,531 shares (12.48% of the outstanding shares) directly owned by Fund II.

     TCR OFFSHORE

     In its capacity as the sole general partner of Offshore II, TCR Offshore may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 4,044,844 shares of Common

Stock, which constitute approximately 33.5% of the 12,075,381 shares of Common Stock which are outstanding.

     TCA N.V.

     In its capacity as the sole general partner of TCR Offshore, TCA N.V. may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 4,044,844 shares of Common Stock, which constitute approximately 33.5% of the 12,075,381 outstanding shares of Common Stock.

     UHRIG

     As the sole stockholder, the President and the only director of TCA, N.V., which is the sole general partner of TCR Offshore, which in turn is the sole general partner of Offshore II, Uhrig may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 4,044,844 shares Common Stock, which constitute approximately 33.5% of the 12,075,381 outstanding shares of Common Stock.

     THREE CITIES RESEARCH

     As the investment advisor to Offshore II and Fund II, with the power to direct voting by both Offshore II and Fund II and to direct the disposition of assets by both Fund II and Offshore II, Three Cities Research may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 4,044,844 shares of Common Stock, which constitute approximately 33.5% of the 12,075,381 outstanding shares of Common Stock.

     (b)

     Fund II and TCR Associates may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 1,506,531 shares of Common Stock.

     Offshore II, TCR Offshore, TCA, N.V. and Uhrig may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 2,538,313 shares of Common Stock.

     Research may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 4,044,844 shares of Common Stock.

     (c)

     On November 24, 1997, the Company merged with a wholly owned subsidiary in a transaction in which (i) each outstanding share of common stock became .30133 shares of a new Common Stock, (ii) each share of Series A Convertible Preferred Stock became one share of the new Common Stock, and (iii) each share of Series B Preferred became 173.33 shares of the new Common Stock. Prior to that merger, Offshore II owned 390,979 shares of Common Stock and 11,060 shares of Series B Preferred and Fund II owned 231,198 shares of common stock and 6,666 shares of Series B Preferred. By reason of the merger, Offshore II became the owner of 2,071,541 shares of the new Common Stock and Fund II became the owner of 1,224,963 shares of Common Stock.

     On October 21, 1998, the Company issued to the holders of its pre-merger stock Rights entitling them to purchase a total of 800,000 shares of post-merger Common Stock for $13 per share in cash. If a holder of Rights exercised the Rights, the Holder was entitled to over subscribe to purchase shares that were offered to holders of Rights but not purchased because the Rights were not exercised. On December 15, 1998, Offshore II purchased 144,082 shares of Common Stock for $1,873,066 through exercise of Rights and Fund II purchased 90,752 shares of Common Stock for $1,179,776 through exercise of Rights. Subsequently, on January 4, 1998, Offshore II purchased 322,690 shares of Common Stock for $4,194,970 through exercise of the over subscription privilege included in its Rights and Fund II purchased 190,816 shares of Common Stock for $2,480,608 through exercise of the over subscription privilege included in its Rights.

     Except as described above, none of the persons named in Item 2 purchased any shares of the Company during the 60 days preceding the date of this Schedule 13D.

     (d)

     Fund II has the right to receive the dividends from, and the proceeds of disposition of, 1,506,531 shares of Common Stock. Offshore II has the right to receive the dividends from, and the proceeds of disposition of, 2,538,313 shares of Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 1999

                                      THREE CITIES FUND II, L.P.

                                      By:  TCR Associates, L.P.,
                                           its General Partner

                                           By:  Three Cities Research, Inc.,
                                                its General Partner

                                                By:  /s/ Willem F.P. de Vogel
                                                     ---------------------------
                                                     Name: Willem F.P. de Vogel
                                                     Title: President

                                      By:  TCR ASSOCIATES, L.P.

                                           By:  Three Cities Research, Inc.
                                                its General Partner

                                                By:  /s/ Willem F.P. de Vogel
                                                     ---------------------------
                                                     Name: Willem F.P. de Vogel
                                                     Title: President

                                      THREE CITIES OFFSHORE II C.V.

                                      By:  TCR Offshore Associates, L.P.
                                           its General Partner

                                           By:  Three Cities Associates, N.V.,
                                                its General Partner

                                                By:  /s/ J. William Uhrig
                                                     ---------------------------
                                                     Name: J. William Uhrig
                                                     Title: President

                                      TCR OFFSHORE ASSOCIATES, L.P.

                                      By:  Three Cities Associates, N.V.
                                           its General Partner

                                                By:  /s/ J. William Uhrig
                                                     ---------------------------
                                                     Name: J. William Uhrig
                                                     Title: President

                                      THREE CITIES ASSOCIATES, N.V.

                                                By:  /s/ J. William Uhrig
                                                     ---------------------------
                                                     Name: J. William Uhrig
                                                     Title: President

                                      THREE CITIES RESEARCH, INC.

                                                By:  /s/ Willem F.P. de Vogel
                                                     ---------------------------
                                                     Name: Willem F.P. de Vogel
                                                     Title: President



















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